

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 14, 2007

<u>Via U.S. mail and facsimile</u>

Mr. James M. Loree
Executive Vice President and Chief Financial Officer
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053

> RE: Form 10-K for the fiscal year ended December 30, 2006
> File No. 1-5244

Dear Mr. Loree:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. Please address the below comments in your interim filings as well.

Management's Discussion and Analysis

Results of Operations, page 19

3. You present free cash flow here and elsewhere in the filing, such as page 25. Please
   disclose all material limitations of the measure. For example, there are some non-
   discretionary expenditures, such as mandatory debt service requirements, that have
   not been included in the calculation. For additional guidance, refer to Question 13 of
   our Frequently Asked Questions Regarding the Use of Non-GAAP Financial
   Measures, which was released on June 13, 2003.

Financial Condition

Liquidity, Sources, and Uses of Capital, page 25

4. You disclose your debt to capital ratio after apportioning 50% of the ETPS issuance
   to equity when making the calculation. Given that this ratio is calculated using
   adjusted GAAP financial statement line item amounts, these percentages constitute
   non-GAAP measures. Please either remove these amounts or provide the additional
   disclosures required by Item 10(e) of Regulation S-K.

Contractual Obligations, page 27

5. Please revise your table of contractual cash obligations to include the following in
   separate line items:
   (a) Estimated interest payments on your debt and
   (b) Estimated payments under derivative agreements.
   Because the table is aimed at increasing transparency of cash flow, we believe these
   payments should be included in the table. Please also disclose any assumptions you
   made to derive these amounts.

Item 9A. Controls and Procedures, page 34

6. You state that within the 90-day period prior to the filing of this report under the
   supervision and with the participation of management, including your Chairman and
   Chief Executive Officer and your Executive Vice President and Chief Financial
   Officer, you evaluated the effectiveness of the design and operation of your
   disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities
   Exchange Act of 1934. We remind you that Item 307 of Regulation S-K requires you
   to disclose your conclusions regarding the effectiveness of your disclosure controls
   and procedures as of the end of the period covered by the report. Please confirm to us
   that your disclosure controls and procedures were effective as of December 31, 2006
   and revise your disclosures accordingly.

Financial Statements

Notes to Financial Statements

Note A. Significant Accounting Policies

Inventories, page 50

7. You should use one inventory method for similar types of inventories. A mixture of
    methods should only be used for different types of inventories, particularly when
    there are valid business reasons for doing so. Please disclose which types of
    inventory you use each method for. Please also disclose the dollar amounts of
    inventory accounted for under each method. Please disclose whether you use more
    than one method for any similar types of inventory. If so, please also disclose your
    basis for doing this. In a portion of these instances, this may be due to a specific
    method not being allowed in certain countries.

Note P. Business Segments and Geographic Areas, page 75

8. You present the operating profit for each segment along with the total operating profit
    for all business segments combined. These amounts, including the combined amount,
    exclude items that would be included in operating profit calculated in accordance
    with GAAP. For example, restructuring charges are required to be included in
    operating profit pursuant to paragraph 18 of SFAS 146. Please revise the titles used
    for each of these amounts. For example, a title such as segment profit could be used
    instead. Similarly revise your disclosure in MD&A and elsewhere in the filing as
    well. Alternatively, revise your current reconciliation to reconcile to operating
    income under US GAAP. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

Note K. Capital Stock

Weighted-Average Shares Outstanding, page 64

9. Please disclose, by type of potentially dilutive security, the number of additional
    shares that could potentially dilute basic EPS in the future that were not included in
    the computation of diluted EPS, because to do so would have been antidilutive for the
    periods presented. See paragraph 40(c) of SFAS 128.

Note R. Commitments and Guarantees

Commitments, page 80

10. You state that you are party to synthetic leasing programs for two of your major
distribution centers. The programs qualify as operating leases for accounting
purposes, where only the monthly rent expense is recorded in earnings and the
liability and value of underlying assets is off-balance sheet. You also disclose on
page 81 that you have guaranteed a portion of the residual value arising from your
synthetic lease and U.S. master lease programs. Please tell us what consideration you
gave to FIN 46(R) in your accounting for the synthetic lease programs. Please
specifically address whether or not you determined the lessors were variable interest
entities pursuant to paragraph 5 of FIN 46(R). If so, please provide us with a
comprehensive explanation as to how you determined that you are not the primary
beneficiary pursuant to paragraphs 8 through 10 of FIN 46(R).

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a supplemental response letter
that keys your responses to our comments and provides any requested supplemental
information. Detailed letters greatly facilitate our review. Please file your supplemental
response on EDGAR as a correspondence file. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their
  filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief